January 13, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Penn Virginia Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 1-13283

Dear Mr. Schwall:

On December 12, 2011, the Staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter to Penn Virginia Corporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced here for ease of reference.

The Company appreciates the Staff’s comments and has evaluated them carefully. In instances where the Company agrees additional disclosure is warranted, it is proposing to address such modifications in its upcoming Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”), which the Company expects to file by the end of February 2012. The Company does not believe the disclosures in the 2010 Form 10-K were materially misleading or deficient. The Company believes, therefore, that it would be most appropriate and cost beneficial to address the proposed modifications prospectively in the 2011 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 9

1.

We note your risk factors at page 11 beginning “Our business involves many operating risks…” and at page 13 beginning “We are subject to complex laws and regulations…” regarding your operational risks and regulatory risks, respectively. We also note your disclosure at page 4 regarding regulatory initiatives related to hydraulic fracturing, as well as your risk factor disclosure at page 41 in your

United States Securities and Exchange Commission

January 13, 2012

quarterly report on Form 10-Q for your quarter ended September 30, 2011 regarding the risks of federal and state legislation and regulatory initiatives related to hydraulic fracturing. We note, however, that your risk factors in your annual report do not disclose any specific operational risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. Please revise, if material, to addresses the operational and financial risks stemming from your hydraulic fracturing operations. Alternatively, advise us why additional disclosure is not warranted.

Response: The Company is in the process of reviewing and revising its risk factors in connection with the preparation of the 2011 Form 10-K. The Company has not experienced any material adverse consequences with respect to its hydraulic fracturing activities to date and, therefore, believes its prior disclosures were adequate and appropriate. The Company recognizes, however, that hydraulic fracturing is an evolving area of legislative, regulatory, operational and financial risks. The Company acknowledges the Staff’s comment and will address the operational and financial risks associated with its hydraulic fracturing operations in the 2011 Form 10-K.

Properties, page 15

Oil and Gas Properties, page 15

2.	Please tell us how you have complied with Item 1207 of Regulation S-K.

Response: Item 1207 of Regulation S-K requires disclosure of material information regarding commitments to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. While it has not been the Company’s typical business practice to enter into contracts of this nature, the Company supplementally informs the Staff that it did have one delivery commitment within the scope of Item 1207 of Regulation S-K as of December 31, 2010, which it did not consider material. Such delivery commitment was for 10,000 MMBtu per day at floating market prices and covered a portion of the Company’s sales from its existing Mississippi production and reserves. Such quantity represented approximately 7% of the Company’s total daily production. For these reasons, and in consideration of the immateriality of the production committed, the Company did not disclose the delivery commitment in the 2010 Form 10-K.

The Company will analyze its delivery commitments again as of December 31, 2011. In its 2011 Form 10-K, the Company will either disclose such commitments, together with the other information required by Item 1207 of Regulation S-K, or include a statement that there were no such material commitments as of such date.

3.	Please revise your disclosure to include the minimum remaining terms of leases and concessions, if material. See Item 1208(b) of Regulation S-K.

United States Securities and Exchange Commission

January 13, 2012

Response: The Company supplementally informs the Staff that the primary terms of the Company’s leases generally range from three to five years, and the Company does not have any concessions. A summary of expiring gross and net acreage as of December 31, 2010, expressed as a percentage of total undeveloped gross and net acreage, is as follows:

	Percentage of undeveloped acreage expiring
Year ending December 31,	Gross	Net
2011	11.0%	10.0%
2012	13.2%	11.4%
2013	31.8%	15.8%
2014	7.2%	8.7%
2015	4.1%	5.3%

The Company believes that its lease expirations did not substantially affect the Company’s ability or plans to conduct its drilling activities. For this reason, the Company determined that the foregoing information was not material and, accordingly, did not disclose it in the 2010 Form 10-K.

The Company will analyze its lease expirations again as of December 31, 2011. In its 2011 Form 10-K, the Company will fully comply with the requirements of Item 1208(b) of Regulation S-K.

Proved Reserves, page 16

4.	Although you have disclosed proved undeveloped reserves it does not appear that you have complied with all of Item 1203 of Regulation S-K. For instance, although you state elsewhere in the document that you added proved undeveloped reserves by the drilling of 51 wells in Texas, you do not quantify the amount as required by paragraph (b) of Item 1203. In addition, you have not reported the amount of proved undeveloped reserves that you converted to proved developed in 2010 nor the capital that was spent to do so. Please revise your document to comply with paragraphs (a)(b)(c)(d) of Item 1203 of Regulation S-K.

Response: In accordance with Item 1203 of Regulation S-K, the Company supplementally informs the Staff that, as of December 31, 2010, proved undeveloped reserves (“PUDs”) were estimated to be 440.2 Bcfe, or 47% of estimated proved reserves, compared to 496.5 Bcfe, or 53% of estimated proved reserves as of December 31, 2009. The following table presents the changes in the Company’s PUDs during 2010:

United States Securities and Exchange Commission

January 13, 2012

Total Equivalents (MMcfe)
PUDs at beginning of year	496,462
Revisions of previous estimates	(48,188)
Conversions to proved developed reserves	(89,851)
Additional PUDs added (net)	81,811
PUDs at end of year	440,234

Revisions of previous estimates related primarily to downward revisions of natural gas reserves due to the Company’s decision to focus its near-term development on oil and liquids-rich projects, delaying certain natural gas projects beyond a five-year window. Conversions of PUDs recorded as of December 31, 2009 to proved developed reserves during 2010 comprised approximately $120 million of the Company’s capital spending in 2010. Addition of new PUDs resulted primarily from the drilling of 16 wells on locations that were not previously classified as proved and the addition of 51 new PUD locations, primarily in East Texas, as a result of the Company’s 2010 drilling activities.

In its 2011 Form 10-K, the Company will present a similar rollforward and discussion of PUDs to fully comply with the requirements of Item 1203 of Regulation S-K.

Wells Drilled, page 18

5.	Please tell us how you have complied with Item 1206 of Regulation S-K.

Response: Item 1206 of Regulation S-K requires, among other things, disclosure of the number of wells in the process of being drilled as of the most recent fiscal year end or as close to the filing date as possible. The Company supplementally informs the Staff that the Company was in the process of drilling six gross wells (3.5 net) as of December 31, 2010. Of these, four gross wells (2.9 net) were subsequently determined to be successful and two gross wells (0.76 net) were unsuccessful.

The results of these wells were discussed in the Company’s 2011 Quarterly Reports on Form10-Q when the ultimate results of the wells became known, as well as in its quarterly and operational press releases throughout the year. In its 2011 Form 10-K, the Company will include disclosure of its wells in progress at year-end to fully comply with the requirements of Item 1206 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

6.	Please provide your analysis as to how you have complied with Item 1204 of Regulation S-K. For example, please tell us if any of your fields account for 15% or more of your total proved reserves.

United States Securities and Exchange Commission

January 13, 2012

Response: In accordance with Item 1204 of Regulation S-K, the Company supplementally provides the Staff with the following information regarding the fields that accounted for more than 15% of the Company’s total proved reserves as of December 31, 2010:

	Year Ended December 31, 2010
	Carthage (Cotton Valley and Haynesville Shale)	South Clinton (Granite Wash)
Production information:
Natural gas (MMcf)	9,725	6,965
Oil, condensate and NGLs (MBbl)	496	790

Average sales price:
Natural gas ($ per MMcf)	$4.13	$4.88
Oil, condensate and NGLs ($ per MBbl)	$47.28	$63.55

Average production costs ($ per MMcfe):	$1.03	$0.54

	Year Ended December 31, 2009
	Carthage (Cotton Valley and Haynesville Shale)	South Clinton (Granite Wash)
Production information:
Natural gas (MMcf)	9,081	4,765
Oil, condensate and NGLs (MBbl)	517	489

Average sales price:
Natural gas ($ per MMcf)	$3.71	$3.98
Oil, condensate and NGLs ($ per MBbl)	$34.84	$54.90

Average production costs ($ per MMcfe):	$1.27	$0.27

	Year Ended December 31, 2008
	Carthage (Cotton Valley and Haynesville Shale)	South Clinton (Granite Wash)
Production information:
Natural gas (MMcf)	8,994	1,349
Oil, condensate and NGLs (MBbl)	499	110

Average sales price:
Natural gas ($ per MMcf)	$9.09	$7.52
Oil, condensate and NGLs ($ per MBbl)	$68.81	$74.93

Average production costs ($ per MMcfe):	$1.47	$0.27

In its 2011 Form 10-K, the Company will present similar information, if applicable, to fully comply with the requirements of Item 1204 of Regulation S-K.

United States Securities and Exchange Commission

January 13, 2012

Exhibits, Financial Statement Schedules, page 78

7.	We note your disclosure at page 23 relating to your fracturing services agreement with C&J Energy Services, Inc. Please provide your basis for not filing this agreement as an exhibit to your annual report. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K. In that regard, we note your disclosure that as a result of the agreement, you have secured access to equipment and services necessary to complete the backlog of wells drilled, as well as wells to be drilled through the first half of 2011.

Response: The Company has not filed its fracturing services agreement (the “C&J Contract”) with C&J Energy Services, Inc. (“C&J”) because it believes the C&J Contract to be a contract made in the ordinary course of business excluded from Item 601(b)(10)’s filing requirements. The Company’s hydraulic fracturing operations are undertaken routinely and in the “ordinary course.” In addition, the Company does not believe that the C&J Contract falls within Item 601(b)(10)(ii)(B)’s exception for contracts to purchase a major part of the Company’s requirements of goods, services or raw materials. While the C&J Contract is the Company’s primary fracturing services contract, fracturing services are only a portion of the Company’s total requirements for goods, services and raw materials. In 2010, payments to C&J for fracturing services accounted for approximately 5% of the Company’s total capital expenditures. Moreover, the Company believes that should the C&J Contract be terminated, it can obtain fracturing services from other parties. In fact, as the demand for hydraulic fracturing services has increased, the number and capacity of service providers has increased substantially, and the Company currently uses other hydraulic fracturing service providers in addition to C&J. For these reasons, the Company does not believe the C&J Contract falls within the purview of Item 601(b)(10)(ii)(B).

Exhibit 99.1

8.	Please obtain and file a revised third party report that discloses the proportion of your total reserves covered by the report. Please refer to Item 1202(a)(8)(iii) of Regulation S-K. In that regard, we note that the report states that the total proved reserves included in the evaluation represent 100 percent of the reported total proved reserves of Penn Virginia Oil & Gas Corporation, which we understand to be one of your subsidiaries.

Response: Penn Virginia Oil & Gas Corporation (“PVOG”) is an indirect wholly owned subsidiary of the Company. All of the reserves reported by the Company are owned by PVOG or its wholly owned subsidiaries. Consequently, the Company’s third party reserve report covers all of the reserves of the Company. In the future, the Company will have its third party reserve report issued in the name of the Company to avoid any confusion.

United States Securities and Exchange Commission

January 13, 2012

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/s/ Steven A. Hartman
Steven A. Hartman
Senior Vice President and Chief Financial Officer

cc:	Nancy M. Snyder

Caroline Kim